

05043123

VF 5-19-05

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41371

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/2004** (MM/DD/YY) AND ENDING **03/31/2005** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kern Suslow Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Broad Street Suite 1600
(No. and Street)

New York	**New York**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Hamilton **(212) 943-8891**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alan Ritter, CPA
(Name – *if individual, state last, first, middle name*)

25 Smith Street	**Nanuet**	**New York**	**10954**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Norman Ludwig**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Kern Suslow Securities, Inc., as

of **March 31**, 20 **05**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 05



Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of financial condition.
- [x] (c) Statement of income (loss).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- [x] (f) Statement of changes in liabilities subordinated to claims of general creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KERN SUSLOW SECURITIES, INC.

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

YEAR ENDED MARCH 31, 2005
WITH SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITOR

KERN SUSLOW SECURITIES, INC.

MARCH 31, 2005

INDEX

ALAN RITTER

CERTIFIED PUBLIC ACCOUNTANT

25 Smith Street - Suite 405 - Nanuet, NY 10954 - Tel:(845) 624-7400 - Fax:(845) 624-7403

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
Kern Suslow Securities, Inc.

We have audited the accompanying statement of financial condition of Kern Suslow Securities, Inc. as of March 31, 2005 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kern Suslow Securities, Inc. at March 31, 2005 and the results of its' operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Alan Ritter, CPA

Alan Ritter
Certified Public Accountant
Nanuet, New York
May 9, 2005

KERN SUSLOW SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2005

ASSETS		
Cash and cash equivalents (Note 2)	$	281,828
Receivable from clearing broker (Note 10)		131,901
Commissions receivable (Note 10)		156,963
Securities owned at market value (Note 3)		217,645
Property and equipment - net (Note 7)		4,695
Deposits receivable		8,152
Other receivables		6,398
Receivable from officers (Note 12)		113,759
Deferred taxes receivable		20,000
TOTAL ASSETS	$	941,341

LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses	$	214,647
Payable to officers		103,267
Corporate tax payable		1,000
TOTAL CURRENT LIABILITIES		318,914
Commitments and contingent liabilities		
Subordinated borrowings (Note 8)		75,000
TOTAL LIABILITIES		393,914
Stockholders' equity		
Common stock, $1.00 par value, 200 shares issued and outstanding		200
Capital in excess of par value		482,978
Retained earnings		64,249
Total Stockholders' Equity		547,427
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	941,341

The accompanying notes are an integral part of these financial statements.

KERN SUSLOW SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 2005

Revenues		
Commissions	$	1,163,140
Trading losses		(93,355)
Interest and dividend income		188,690
Other income		66,941
Total Revenues		1,325,416
Expenses		
Employment costs and benefits		554,320
Clearing and brokerage fees		304,772
Commissions expense		171,600
Occupancy and facility cost		68,211
Professional and consulting fees		11,675
Travel and Entertainment		39,841
Errors and unsecured debit expense		52,052
Communications		48,295
Depreciation		4,432
Regulatory fees		7,279
Maintenance and repairs		3,713
Equipment rental		6,397
Other expenses		41,705
Total Expenses		1,314,292
Income before income taxes		11,124
Provision for federal, state and local taxes		-
Net income	$	11,124

The accompanying notes are an integral part of these financial statements.

KERN SUSLOW SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2005

	Common Stock				Capital In Excess of Par Value		Retained Earnings		Totals
	Shares		Amount						
Balances at April 1, 2004	200	$	200	$	482,978	$	53,125	$	536,303
Net income	-		-		-		11,124		11,124
Balances at March 31, 2005	200	$	200	$	482,978	$	64,249	$	547,427

The accompanying notes are an integral part of these financial statements.

KERN SUSLOW SECURITIES, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEAR ENDED MARCH 31, 2005

Subordinated borrowings at April 1, 2004	$	150,000
Increases:		-
Decreases:		75,000
Subordinated borrowings at March 31, 2005	$	75,000

The accompanying notes are an integral part of these financial statements.

KERN SUSLOW SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR YEAR ENDED MARCH 31, 2005
Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	11,124
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation		4,432
Changes in operating assets and liabilities:		
Receivable from clearing broker		109,717
Securities owned at market value		(17,201)
Commissions receivable		(29,364)
Receivable from officers		(1,746)
Other receivables		(3,114)
Accounts payable and accrued expenses		42,350
Corporate tax payable		1,000
Payable to officers		75,614
Total adjustments		181,688
NET CASH PROVIDED BY OPERATING ACTIVITIES		192,812
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets		(2,106)
CASH USED BY INVESTING ACTIVITIES		(2,106)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Sub loan maturity		(75,000)
CASH USED BY FINANCING ACTIVITIES		(75,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		115,706
CASH AND CASH EQUIVALENTS:		
Beginning of year		166,122
End of year	$	281,828
SUPPLEMENTAL CASH FLOW INFORMATION:		
Income taxes paid	$	1,937
Interest paid	$	728

The accompanying notes are an integral part of these financial statements.

KERN SUSLOW SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
March 31, 2005

NOTE 1- ORGANIZATION, NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations

The Company was incorporated in the state of New York on April 3, 1989 and commenced operations in the general business of a broker or dealer of securities as a member of the National Association of Securities Dealers, Inc.

The Company conducts a general securities business by introducing transactions on a fully-disclosed basis to a clearing member broker/dealer which carries all accounts and prepares and maintains all books and records pertaining thereto pursuant to SEC Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker/dealer.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash deposits and receivables from the clearing broker.

Cash balances are held principally at one financial institution and may, at times, exceed insurable amounts. The Company believes it mitigates its risk by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institution.

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized over the lesser of the length of the related lease or the estimated useful life of the assets. Depreciation is computed on a straight line basis for both financial reporting purposes and income tax purposes. Leasehold improvements for income tax purposes are amortized in accordance with Internal Revenue Service regulations.

Fair Value of Financial Instruments

The carrying value of financial instruments including cash, receivables and payables, approximates their fair value at December 31, 2004 due to the relatively short-term nature of these instruments.

NOTE 1- ORGANIZATION, NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related income and expenses are recorded on a trade date basis. Commission revenues are also recorded on a trade date basis.

Marketable securities owned by the Company are stated at quoted market values with unrealized gains and losses reflected in income.

Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since the Company's comprehensive income is the same as its reported net income for fiscal year ending March 31, 2004.

Recent Accounting Pronouncement

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of the provisions of SFAS No. 150 did not have a material effect on the Company's financial position.

KERN SUSLOW SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
March 31, 2005

NOTE 2- CASH AND CASH EQUIVALENTS

Cash at March 31, 2005 included the following:

Bank of New York Hamilton Fund	$	281,828

NOTE 3- SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at quoted market values, as illustrated below.

		Owned
Common stocks	$	99,021
Galaxy money market fund		118,624
	$	217,645

NOTE 4- INCOME TAXES

Provisions for federal, state and local income taxes are calculated on reported financial statement pretax income based on current tax law. The income tax provision for the year ended March 31, 2005 consists of the following:

		Current		Deferred		Total
Federal	$	5,000	$	(5,000)	$	-
State and local		5,000		(5,000)		-
	$	10,000	$	(10,000)		-

The Company's effective income tax rate is higher than what would be expected if the federal statutory rate were applied to income from operations primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes.

NOTE 5- NET CAPITAL REQUIREMENTS

The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2004, the Company's net capital was $446,348 which was $346,348 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.715 to 1.

KERN SUSLOW SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
March 31, 2005

NOTE 6- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 7- PROPERTY AND EQUIPMENT

Property and equipment consists of the following at March 31, 2005:

Furniture and fixtures	$	17,654
Computers		235,260
Equipment		8,943
Leasehold improvements		1,900
		263,757
Less accumulated depreciation and amortization		(259,062)
	$	4,695

NOTE 8- SUBORDINATED DEBT

The borrowings under subordination agreements at March 31, 2005 are as follows:

Subordinated Note, 0% interest, maturing 05/15/05	$	50,000
Subordinated Note, 0% interest, maturing 05/15/05		25,000
	$	75,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 9- COMMITMENTS

Leases

The Company rents office space on a month to month basis from a company owned by its officers. The Company also rents storage space. Rental expense for the year ending March 31, 2005 was $68,212.

KERN SUSLOW SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
March 31, 2005

NOTE 10- RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at March 31, 2005 consist of the following:

Receivable from clearing broker	$	131,901
Fees and commissions receivable		156,963
	$	288,864

NOTE 11- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 12- RECEIVABLE FROM OFFICERS

The receivable from officers at December 31, 2004 of $113,759 bears no interest and has no definite terms of repayment.

SUPPLEMENTARY INFORMATION

KERN SUSLOW SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2005

NET CAPITAL:		
Stockholders' equity		$ 547,427
Add: allowable subordinated liabilities	$ 75,000	
		75,000
Less non-allowable assets and deductions:		
Office equipment, less accumulated depreciation	4,695	
Deposits receivable	8,152	
Other assets	6,398	
Receivable from officers	113,759	
Deferred taxes receivable	20,000	
		153,004
Less: Haircuts on trading and investment securities		23,075
NET CAPITAL		$ 446,348
AGGREGATE INDEBTEDNESS, total liabilities		$ 318,914
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$ 21,261
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 100,000
MINIMUM NET CAPITAL REQUIRED		$ 100,000
EXCESS NET CAPITAL ($446,348 - $100,000)		$ 346,348
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 318,914 / $ 446,348	71.45%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited form X-17A-5 Part IIA filing.

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

ALAN RITTER

CERTIFIED PUBLIC ACCOUNTANT

25 Smith Street - Suite 405 - Nanuet, NY 10954 - Tel:(845) 624-7400 - Fax:(845) 624-7403

Board of Directors
Kern Suslow Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements of Kern Suslow Securities, Inc. (the "Company") for the year ended March 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Kern Suslow Securities, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Kern Suslow Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Alan Ritter, CPA

Alan Ritter
Certified Public Accountant
Nanuet, New York
May 9, 2005